UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 18)*

Under the Securities Exchange Act of 1934

PRECIGEN, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46122T102
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Pepper Hamilton Sanders LLP Troutman Pepper Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

August 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

116,844,357

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

116,844,357

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,844,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46122T102	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS R.J. KIRK DECLARATION OF TRUST 31-6661283
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

64,547,214

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

64,547,214

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,547,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO – trust

CUSIP No. 46122T102	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SUNSET 2020 LLC I.R.S. IDENTIFICATION NO.: 84-4795218
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

16,406,828

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

16,406,828

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,406,828
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

32,454,536

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

32,454,536

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,454,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 6 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

13,520,789

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

13,520,789

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,520,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 7 of 10

This Amendment No. 18 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018, by Amendment No. 6 dated January 19, 2018 and filed January 22, 2018, by Amendment No. 7 dated July 3, 2018 and filed July 6, 2018, by Amendment No. 8 dated May 13, 2019 and filed May 15, 2019, by Amendment No. 9 dated May 24, 2019 and filed on May 24, 2019, by Amendment No. 10 dated June 6, 2019 and filed on June 10, 2019, by Amendment No. 11 dated January 1, 2020 and filed on January 6, 2020, by Amendment No. 12 dated January 31, 2020 and filed on February 4, 2020, by Amendment No. 13 dated August 11, 2020 and filed on August 13, 2020, by Amendment No. 14 dated December 17, 2020 and filed on December 21, 2020, by Amendment No. 15 dated October 6, 2022 and filed on October 7, 2022, by Amendment No. 16 dated January 27, 2023 and filed on January 31, 2023, and by Amendment No. 17 dated May 2, 2024 and filed on May 3, 2024 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Precigen, Inc., formerly known as Intrexon Corporation, a Virginia corporation (the “Company”). Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), and Sunset 2020 LLC, a Delaware limited liability company that is controlled by Mr. Kirk (“Sunset 2020” and, together with Mr. Kirk, the RJ DOT, Third Security, and Kapital Joe, the “Reporting Persons”) are filing this Amendment to disclose the purchase by RJ DOT of 23,529,411 shares of Common Stock of the Company in an underwritten public offering of 35,294,118 shares of Common Stock of the Company, at a price per share of $0.85, on August 9, 2024 (the “Offering”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On August 9, 2024, RJ DOT utilized its working capital to purchase 23,529,411 shares of Common Stock of the Company in the Offering, for an aggregate purchase price of approximately $20,000,000, or $0.85 per share.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

RJ DOT acquired the shares disclosed hereunder for investment purposes.

CUSIP No. 46122T102	Page 8 of 10

Other than as disclosed herein, as of the date of this Amendment, none of the Reporting Persons have present plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those actions enumerated above.

CUSIP No. 46122T102	Page 9 of 10

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b) See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 252,419,690 shares of Common Stock issued and outstanding as of April 26, 2024, as disclosed in the Company’s Amended Annual Report on Form 10-K/A for the period ended December 31, 2023 and filed on April 29, 2024 plus (i) 17,605 shares issued to Nancy Agee in connection with her appointment to the Board of Directors of the Company on July 5, 2024, (ii) 35,294,118 shares issued in the Offering and (iii) 739,478 shares representing options that may be exercised by Mr. Kirk within 60 days hereof.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	116,844,357	40.5%	116,844,357	--	116,844,357	--
R.J. Kirk Declaration of Trust	64,547,214	22.4%	64,547,214	--	64,547,214
Third Security, LLC	32,454,536	11.3%	32,454,536	--	32,454,536	--
Sunset 2020 LLC	16,406,828	5.7%	16,406,828	--	16,406,828	--
Kapital Joe, LLC	13,520,789	4.7%	13,520,789	--	13,520,789	--

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT, Third Security, Sunset 2020, and Kapital Joe. Mr. Kirk controls RJ DOT, Sunset 2020 and Third Security, which is the manager of Kapital Joe.

(c) Except as disclosed herein, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) – (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 13, 2024 by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Sunset 2020 LLC, and Kapital Joe, LLC.

CUSIP No. 46122T102	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2024

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

SUNSET 2020 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of August 13, 2024, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Sunset 2020 LLC, and Kapital Joe, LLC.